Frequently Asked Questions about the Cyberonics-Sorin Merger

1.	Why is Cyberonics merging with Sorin?
•	This merger, first and foremost, is about growth.
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Thanks to all of you, Cyberonics is already a global leader in neuromodulation, and this is a tremendous opportunity to take Cyberonics to another level entirely by joining forces with Sorin to create a new, premier medical technology company with global reach, diversified products, a promising new product portfolio and financial strength.

•	Sorin’s well-established international operations can accelerate Cyberonics’ neuromodulation growth strategy by reaching an even larger number of new epilepsy patients outside the U.S.
•	The combination of Sorin and Cyberonics will accelerate the availability of new products for patients with heart failure.

2.	Did Sorin buy Cyberonics or did Cyberonics buy Sorin?

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The transaction between Cyberonics and Sorin is referred to as a “merger of equals.”  Rather than one company acquiring the stock of the other company, the shareholders of both companies each will receive approximately one-half (approximately 54% for our shareholders) of the stock of the new combined company, “NewCo,” which will own both Cyberonics and Sorin.

3.	Does this mean that we will work at a British company with offices in U.S. and worldwide?

•	We will be a global business with a small headquarter office in London and other offices in the U.S., throughout Europe and worldwide.
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It may be misleading to state that we are a “British company,” because the number of NewCo employees who eventually will work at the company’s headquarters in London likely will be relatively small.  Consistent with past practices, most team members will be in one of the three business units or the new ventures group, with the objective of staying close to the customer.

•	We will be listed on both the NASDAQ and London stock exchanges.

4.	What will be the name of the combined company?
•	We plan to conduct a contest among employees of Sorin and Cyberonics to select a new company name.
•	More details will be forthcoming soon.

5.	Will I be relocated as a part of the transaction?
•	No. Cyberonics’ existing headquarters in Houston, Texas will be the headquarters for the Neuromodulation Business Unit of NewCo, and we do not expect substantial changes in Houston.
•	Our businesses are complementary, and there is very little direct overlap.
•	Although we do not expect to require employees to relocate, there may be opportunities to apply for jobs elsewhere within NewCo.

6.	Will there be new opportunities for employment within the combined company? If so, can I apply for such positions?
•	We anticipate that, as a larger company with additional product lines in other business units, we will have more employment opportunities.
•	Just as we post our new openings exclusively for consideration by our employees before making them available to other applicants, we anticipate that NewCo will follow the same practice.

7.
Will you combine the R&D, Sales, and Marketing functions or will they continue to operate separately serving each business unit?  Will you restructure the manufacturing footprint, including the new operation in Costa Rica?

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Sorin does not have a commercial product capable of delivering vagus nerve stimulation and does not call on neurologists or epileptologists to sell its current commercial products.  For that reason, we do not anticipate that Sorin will have R&D, Sales or Marketing functions with which we can combine our functions.

•	We anticipate that Cyberonics will become the Neuromodulation Business Unit of NewCo, with its own R&D, Sales and Marketing functions.
•	We expect to continue to execute our plan to manufacture devices for the international market in Costa Rica.

8.	What does being a European-owned company mean to the United States and Brussels offices?

•	NewCo will be a U.K.-based company, but our business will continue to operate offices in Houston and Brussels, just as it does at present.

•	NewCo will also include Sorin’s current businesses in the U.S., Europe, and the rest of the world.

9.	If some departments are combined, will Cyberonics employees be required to reapply for a position?

•	Sorin does not have a neuromodulation business at present, so we do not anticipate the merger of positions, except at the senior executive level – CEO, CFO, CAO, etc.

10.	There are currently two Sorin offices in Belgium? What will happen to the Cyberonics Brussels office?

•	We have not determined at this time whether the Cyberonics employees in Brussels will stay in our Brussels office, move to a Sorin office, or move to a new combined office.

11.
Which jobs will be affected?  For jobs that will be affected (and, especially, eliminated), will there be some forewarning so we can prepare our lives for this?  How much forewarning can we expect?  If no forewarning, will there be separation compensation to bridge transition to new jobs?

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First, as we should all recognize, whether we have a job depends on whether we are able to perform a service that the company needs.  If your performance doesn’t meet the standard expected by the company, or if the company’s needs change, you might lose your job.  It can happen to any of us.

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Having said that, Cyberonics will become the Neuromodulation Business Unit of NewCo.  Sorin does not have a commercial neuromodulation business at present, so we anticipate very limited duplication of jobs, as, for example at the senior executive level – CEO, CFO, CAO, etc.

•	If an employment separation is necessary, the timing for separation and the offer of a severance payment or not depends on the circumstances. The company strives to be fair in all situations.

12.	Will Cyberonics’s bonuses be paid out in June 2015?
•	Yes, we will continue to conduct our business as we do now. Bonuses for FY 2015 will be paid in June 2015.

13.	Will there still be a bonus program before and after the merger?

•	We will continue to have a bonus program before the merger. After the merger, NewCo will have a bonus program, the features of which will be determined as we plan for the integration of our companies.

14.	Will merger-related expenses accrued in FY15 be included in the calculation of annual bonus payouts?
•	We plan to exclude merger-related expenses from the calculation of FY15 annual bonus payouts for employees of Cyberonics.

15.	What will the new fiscal year be? What is the timeline for transitioning to a new fiscal year?
•	NewCo’s fiscal year will be the calendar year.
•	The timeline for transition to the new fiscal year has not been determined.

16.	Will the merger change our holiday policies in U.S., Costa Rica, and Europe?

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Each country has different holidays that are reflective of local culture and competitive business practices.  As we plan for the merger of our companies, we will develop NewCo’s holiday policies by country, taking account of these same considerations.

17.	Will benefits or salary packages change as a result of this transaction?
•	In April and May 2015, we will conduct our annual performance review cycle, which will include customary wage and salary adjustments, as appropriate.
•	In May, we will conduct the open enrollment process for our health and welfare benefits plan that begins on July 1, 2015.
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After the merger closes, we will transition to a new benefits plan for NewCo.  We will provide details regarding the NewCo plan and the timing for the transition as soon as it becomes available.  We expect that NewCo will provide health and welfare benefits comparable to those available to Cyberonics employees today.

18.	Who will lead the combined company?
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Sorin Chief Executive Officer (“CEO”), André-Michele Ballester, will become the CEO of NewCo, and Dan Moore will be Chairman of the Board.  We believe that they, along with the rest of the senior leadership team of NewCo, bring exceptional, relevant experience and a strong track record of success.

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NewCo will operate as three business units: Cardiac Surgery, Cardiac Rhythm Management, and Neuromodulation, each of which will continue to be based in their existing locations – Mirandola (Italy), Clamart (France) and Houston, respectively.

19.	What will Dan Moore do as Chairman of the Board? Will he relocate to London?

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The Board of Directors is responsible for hiring the CEO and for guiding the overall direction and strategy of the business.  As Chairman, Dan will lead the Board as it formulates an overall vision for NewCo’s business and will work directly with André-Michel Ballester, NewCo’s CEO, to ensure that NewCo executes that vision.

•	Dan does not plan to relocate to London.

20.	Is Dan Moore one of our four board picks under the Letter of Intent section 5.18(a)(ii)(A)?

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Yes, Dan is one of the four board members selected by the Cyberonics Board of Directors to serve on the NewCo board.  Dan will serve as the Chairman of the NewCo Board of Directors.  The other three NewCo board members selected by Cyberonics are Hugh Morrison, Arthur Rosenthal, and Alfred Novak.

21.	How will integration of the two companies be handled?
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Each company will identify a small team of employees and advisors to plan for the integration of Sorin and Cyberonics.  Over the next several months, the integration teams will meet and plan the steps to be taken after closing to ensure the smooth transition of our existing businesses into NewCo.

•	We will keep you apprised of relevant information throughout the process.

22.	How will the transaction affect the way we conduct business before it closes? Can we work together on customer campaigns or collaborate on other projects?
•	Prior to the closing, Cyberonics and Sorin will continue to operate as two independent companies.
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To avoid a possible violation of law, you must not communicate with Sorin employees before the transaction closes.  Prior to closing, a few employees will participate in meetings and discussions with Sorin employees to plan for the integration of the companies after closing, but these meetings are carefully controlled to avoid a violation of law.

•	It is important that we remain focused on our current day-to-day responsibilities throughout the period leading up to the closing.

23.	When will I begin working with Sorin employees? Can I interact with my counterparts at Sorin?
•	You can begin to communicate with Sorin employees only after the transaction closes. We hope to close the transaction by September 30, 2015.
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Unless you are requested by a member of the integration team to contact a Sorin employee, you should not communicate with Sorin employees regarding the transaction and if possible, you should avoid communications regarding other matters until the transaction closes.  Communications that arise in the normal conduct of your Cyberonics business, unrelated to the transaction, are permitted, if necessary.

24.
Will the respective technologies of Cyberonics and Sorin remain independent or do you envision us converging on one technology?  If convergence is the plan, what is your expected timeframe for discussion between the technical teams on both ends towards reaching a technical consensus?

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We anticipate that the merger into NewCo will provide an opportunity to share technologies between the Neuromodulation Business Unit and the other NewCo business units.  Whether a particular technology in one business unit will eventually replace a similar technology in another business unit has not been determined at this time; nor has a timeline been developed for considering such questions.

25.	IT Systems: Will we use new systems, their systems or our systems?
•	The extent to which and the timing for IT systems integration has not been determined at this time and will be addressed during the integration planning process.

26.
Should we be educating ourselves on Sorin’s products today so that we can avoid making commitments today that would become irrelevant if we combine our competencies, products, and pipelines?  At what level and what kind of decision should we be involving Sorin team members going forward?

•	Sorin and Cyberonics must continue to operate as two separate companies until the merger closes.
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The companies each have appointed a small team of employees and advisors to plan for the integration of our businesses after the closing, but the law prohibits, and good sense advises against, the integration of our businesses prior to the closing.

•	The companies must obtain a number of different approvals before we can close, so closing is not a certainty. In the meantime, it is important that you stay focused on your job and our business.
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In particular, you must not communicate with any Sorin employees prior to closing, unless you are asked to do so by the integration team or unless you are required to do so as a part of your normal job for Cyberonics.

27.	Will operations for the new organization be centralized or decentralized?

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We anticipate that Cyberonics’s existing business will operate as the Neuromodulation Business Unit of NewCo, with the President of the Neuromodulation Business Unit reporting directly to André-Michel Ballester, NewCo’s CEO.

28.	Reporting Structures: Will they change? What will an organization chart look like?
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André-Michel Ballester will serve as the CEO of NewCo.  Reporting to André-Michel will be the Presidents of the three Business Units:  Cardiac Rhythm Management, Cardiac Surgery, and Neuromodulation.  As of this date, André-Michel has not announced who will serve on his executive staff at NewCo.

29.	Areas of Coverage: Will we continue to cover VNS from Houston and Brussels? Will we handle shipments (direct to customer) for any of Sorin’s products out of our Houston office?
•	We expect that NewCo will continue to ship our products from Houston and Brussels, just as Cyberonics does now.
•	At this time, we have no plans to ship Sorin products from Houston.

30.	Manufacturing Facilities: Where are they located and what product lines will be built at each?
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Sorin’s Cardiac Rhythm Management Business Unit has manufacturing facilities in the Dominican Republic (leads), France (electronics), Italy (Saluggia: device assembly), and China (in a joint venture to manufacture leads and to assemble devices).

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Sorin’s Cardiac Surgery Business Unit has manufacturing facilities in Italy (Saluggia: mechanical heart valves and tissue processing for heart valves; Cantù: cannulae; Mirandola: cardiopulmonary disposables); Germany (cardiopulmonary equipment); Canada (tissue processing for heart valves); U.S. (Arvada, CO: cardiopulmonary custom packs assembly); and Brazil (heart-lung machines and disposables).

31.
Once the merger is completed, will reinvestment allocations for the various departments be defined by Sorin, or will Cyberonics exercise some level of control on what percentages of revenue go to the different Cyberonics’ operating departments?

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Once the merger is completed, NewCo, not Sorin or Cyberonics, will determine expenditures by its business units.  We expect that the Neuromodulation Business Unit will determine its annual budget much as Cyberonics determines its budget now, except that the budget will be subject to another level of oversight and approval.

32.	Will there be different approval requirements (people involved) for items like budgeting, project and program approvals, and large expenditures?

•	The approval authorities for projects, programs, and expenditures within NewCo and its business units have not been determined.

33.	What do customers think about this transaction?
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Our physician-customers are not affected by the transaction and accordingly have not reacted at all to the announcement of the transaction.  It is important that we continue to focus on our business and the delivery of excellent products and services.

34.	Will we become a multilingual company (Italian, French – in addition to English and Spanish?)

•	English will be the official business language of NewCo.
•	NewCo, like Cyberonics and Sorin now, will operate in many countries around the world and will have employees that speak different languages.

35.	Did Cyberonics negotiate this merger to lower corporate taxes in the United States?

•	No, this transaction, first and foremost, is about growth.
•
Thanks to you, Cyberonics is already a global leader in neuromodulation, and this is a tremendous opportunity to take Cyberonics to another level entirely by joining forces with Sorin to create a new, premier medical technology company with global reach, diversified products, a portfolio of promising new products and financial strength.

•	Sorin’s well-established international operations can accelerate Cyberonics’ neuromodulation growth strategy by reaching an even larger number of new epilepsy patients outside the U.S.

36.
I would be interested in the outcomes of our investment in a Political Action Committee (PAC).  What has that accomplished and is it a worthwhile endeavor to continue?  For those who are contributing to the Cyberonics PAC, is it still a meaningful way to make a difference by donating our money; especially in consideration that we will not be a U.S. company?

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First, federal law limits the solicitation of contributions for a political action committee to certain specified individuals, and the responses to these questions are not intended to be a solicitation for PAC contributions.

•	Cyberonics believes that the Cyberonics PAC continues to play an important role in the company’s business by helping us promote a favorable political climate for our business.
•	Whether NewCo will operate a PAC has not been determined, but even as a U.K.-based company, NewCo will have a substantial U.S.-based business.

37.	Will there be an opportunity for home-based and field-based employees to hear/see question and answer sessions?
•	This FAQ document will be posted on Cybernet, and we will conduct company meetings and telephonic conference calls as needed to keep employees informed about developments.

38.	Who can I contact if I have further questions?
•	If you have any additional questions, you may send an email to HR.Administrator@cyberonics.com or directly to David Wise, or you can call David.

•	We will continue to keep you apprised of important developments along the way.

Important Information for Investors and Securityholders

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction. This communication does not represent an investment solicitation in Italy, pursuant to Section 1, letter (t) of Legislative Decree no. 58 of February 24, 1998, as amended.

Sand Holdco Limited (“NewCo”) will file with the SEC a registration statement on Form S-4, which will include a proxy statement of Cyberonics that also constitutes a prospectus of NewCo (the “proxy statement/prospectus”). INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CYBERONICS, SORIN, NEWCO, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC on the Cyberonics’ website at www.cyberonics.com within the “Investor Relations” section or by contacting Cyberonics’ Investor Relations through its website at www.cyberonics.com (for documents filed with the SEC by Cyberonics) or Sorin through its website at www.sorin.com (for documents filed with the SEC by NewCo).

The release, publication or distribution of this communication in certain jurisdictions may be restricted by law, and therefore persons in such jurisdictions into which this communication is released, published or distributed should inform themselves about and observe such restrictions.

Participants in the Distribution

Cyberonics, Sorin and NewCo, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the shareholders of Cyberonics with respect to the proposed transactions contemplated by the proxy statement/prospectus. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of proxies from the shareholders of Cyberonics in connection with the proposed transactions, including a description of their direct or indirect interests, on account of security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding Cyberonics’ directors and executive officers is contained in Cyberonics’ Annual Report on Form 10-K for the year ended on April 25,2014 and its Proxy Statement on Schedule 14A, dated July 30, 2014, which are filed with the SEC and can be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward Looking Statements

This communication contains forward-looking statements (including within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995 (the “PSLRA”)) concerning Cyberonics, Sorin, NewCo, the proposed transactions and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise. They are based on current beliefs of the management of Cyberonics and Sorin as well as assumptions made by, and information currently available to, such management, and therefore, you are cautioned not to place undue reliance on them. These forward-looking statements are subject to various risks and uncertainties, many of which are outside the parties’ control. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. None of Cyberonics, Sorin or NewCo undertake any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law. Forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and future financial results of the medical device industry, and other legal, regulatory and economic developments. We use words such as “anticipates,” “believes,” “plans,” “expects,” “projects,” “future,” “intends,” “may,” “will,” “should,” “could,” “estimates,” “predicts,” “potential,” “continue,” “guidance,” and similar expressions to identify these forwardlooking statements that are intended to be covered by the safe harbor provisions of the PSLRA. Factors that could cause actual results to differ materially from those in the forward-looking statements include the failure to obtain applicable regulatory or shareholder approvals in a timely manner or otherwise, or the requirement to accept conditions that could reduce the anticipated benefits of the proposed transactions as a condition to obtaining regulatory approvals; the failure to satisfy other closing conditions to the proposed transactions; the length of time necessary to consummate the proposed transactions, which may be longer than anticipated for various reasons; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth, or that such benefits may take longer to realize than expected; the inability of Cyberonics and Sorin to meet expectations regarding the timing, completion and accounting and tax treatments with respect to the proposed transactions; risks relating to unanticipated costs of integration, including operating costs, customer loss or business disruption being greater than expected; reductions in customer spending, a slowdown in customer payments and changes in customer demand for products and services; unanticipated changes relating to competitive factors in the industries in which the companies operate; the ability to hire and retain key personnel; the potential impact of announcement or consummation of the proposed transactions on relationships with third parties, including customers, employees and competitors; the ability to attract new customers and retain existing customers in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their customers; conditions in the credit markets; risks to the industries in which Cyberonics and Sorin operate that are described in the “Risk Factors” section of the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed from time to time with the SEC by Cyberonics and NewCo and the analogous section from Sorin’s annual reports and other documents filed from time to time with the Italian financial market regulator (CONSOB); risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls; and the potential of international unrest, economic downturn or effects of currencies, tax assessments, tax adjustments, anticipated tax rates, raw material costs or availability, benefit or retirement plan costs, or other regulatory compliance costs. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in Cyberonics’ Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the SEC and those described in Sorin’s annual reports, registration documents and other documents filed from time to time with CONSOB. Nothing in this communication is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per Sorin share or Cyberonics share for the current or any future financial years or those of the combined group, will necessarily match or exceed the historical published earnings per Sorin share or Company share, as applicable. Neither Cyberonics nor Sorin gives any assurance (1) that either Cyberonics, Sorin or NewCo will achieve its expectations, or (2) concerning any result or the timing thereof, in each case, with respect to any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results.